Item 77 K

Change in Independent Registered Public Accounting Firms

PricewaterhouseCoopers LLP has resigned as the independent registered public accounting firm for the Fund effective
June 17, 2005. The Fund's Audit Committee has approved the engagement of KPMG LLP as the Fund's new independent registered public accounting firm for the fiscal year ending December 31, 2005. A majority of the Fund's Board of Directors, including a majority of the independent Directors, approved the appointment of KPMG LLP, subject to the right, of the Fund, by a majority vote of the shareholders at any meeting called for that purpose, to terminate the appointment without penalty.
        The reports of PricewaterhouseCoopers LLP on the Fund's financial statements for each of the last two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with PricewaterhouseCoopers LLP during the Fund's two most recent fiscal years and any subsequent interim period on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years